UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

__________________

Atlas Energy, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

049298102
(CUSIP Number)

__________________

Edward E. Cohen

Jonathan Z. Cohen

Arete Foundation

Solomon Investment Partnership, L.P.

Isidore Corporation

Edward E. Cohen Trust  U/A/O October 7, 1999

Betsy Z. Cohen Trust  U/A/O October 7, 1999

The 2010 Cohen Family Trust

1845 Walnut Street
10th Floor
Philadelphia, PA  19103

(215) 546-5005
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

copy to:

David K. Lam, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

__________________

November 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.     ☐

CUSIP No. 049298102	SCHEDULE 13D	Page 2 of 27

1	NAMES OF REPORTING PERSONS Edward E. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,936,919*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,936,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON IN

* See Item 5 for an explanation of how the figures set forth in the cover pages to this Schedule 13D were calculated.  As explained in Item 5, if unvested options, phantom units and restricted stock units owned by the Reporting Persons that are not expected to vest within 60 days of the date of this Schedule 13D were included in the number of shares that each Reporting Person may be deemed to beneficially own and in the denominator used to calculate the percentage of the outstanding shares of common stock that each Reporting Person may be deemed to beneficially own, each Reporting Person may be deemed to beneficially own 6,671,825 share of Common Stock, representing approximately 8.1% of the outsanding shares of Comon Stock.

CUSIP No. 049298102	SCHEDULE 13D	Page 3 of 27

1	NAMES OF REPORTING PERSONS Jonathan Z. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,936,919*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,936,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 049298102	SCHEDULE 13D	Page 4 of 27

1	NAMES OF REPORTING PERSONS Arete Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,936,919*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,936,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 049298102	SCHEDULE 13D	Page 5 of 27

1	NAMES OF REPORTING PERSONS Solomon Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,936,919*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,936,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON PN

CUSIP No. 049298102	SCHEDULE 13D	Page 6 of 27

1	NAMES OF REPORTING PERSONS Isidore Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,936,919*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,936,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON CO

CUSIP No. 049298102	SCHEDULE 13D	Page 7 of 27

1	NAMES OF REPORTING PERSONS Edward E. Cohen Trust U/A/O October 7, 1999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,936,919*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,936,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 049298102	SCHEDULE 13D	Page 8 of 27

1	NAMES OF REPORTING PERSONS Betsy Z. Cohen Trust U/A/O October 7, 1999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,936,919*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,936,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 049298102	SCHEDULE 13D	Page 9 of 27

1	NAMES OF REPORTING PERSONS The 2010 Cohen Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 4,936,919*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 4,936,919*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,919*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 049298102	SCHEDULE 13D	Page 10 of 27

ITEM 1.                   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Atlas Energy, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Rd., Moon Township, PA, 15108.

ITEM 2.                   Identity and Background

(a)                The persons filing this statement are:

(1)        Edward E. Cohen.

(2)        Jonathan Z. Cohen.

(3)        Arete Foundation (the “Foundation”), a private charitable trust organized under the laws of the Commonwealth of Pennsylvania created for the purpose of using trust property and income to benefit charitable organizations in the areas of religious, scientific, literary, educational or other charitable activities.  The trustees of the Foundation are Edward Cohen, Betsy Z. Cohen, Daniel G. Cohen and Jonathan Cohen.

(4)        Solomon Investment Partnership, L.P. (the “Partnership”), a Delaware limited partnership that owns, holds, invests and otherwise manages assets of Edward Cohen and Betsy Cohen and their family.  Edward Cohen and Betsy Cohen are the sole limited partners of the Partnership.

(5)        Isidore Corporation (the “General Partner”), a Delaware corporation and the general partner of the Partnership.  Edward Cohen and Betsy Cohen are the sole directors, officers and shareholders of the General Partner.

(6)        Edward E. Cohen Trust U/A/O October 7, 1999 (the “EEC Trust”) is a grantor trust organized under the laws of the Commonwealth of Pennsylvania by and between Edward Cohen, as settlor, and Betsy Cohen and Jeffrey F. Brotman, as trustees.  EEC Trust was established for the benefit of its beneficiary, Betsy Cohen.

(7)        Betsy Z. Cohen Trust U/A/O October 7, 1999 (the “BZC Trust”) is a grantor trust organized under the laws of the Commonwealth of Pennsylvania by and between Betsy Cohen, as settlor, and Daniel Cohen, Jonathan Cohen and Jeffrey Brotman, as trustees.  BZC Trust was established for the benefit of its beneficiaries, Daniel Cohen and Jonathan Cohen.

(8)        The 2010 Cohen Family Trust (the “Family Trust”) is a grantor trust organized under the laws of the State of Florida by and between Edward Cohen, as settlor, and Betsy Cohen, as trustee, and Jeffrey Brotman, as contingent trustee.  The Family Trust was established for the benefit of its

CUSIP No. 049298102	SCHEDULE 13D	Page 11 of 27

           beneficiaries, Betsy Cohen, Daniel Cohen and Jonathan Cohen.  EEC Trust, BZC Trust and the Family Trust are sometimes collectively referred to herein as the “Trusts.”

These eight persons are sometimes collectively referred to herein as the “Reporting Persons.”  Attached as Exhibit 1 hereto is an agreement between the Reporting Persons that this Schedule 13D is filed on behalf of each of them.

(b)               The business address of each of Edward Cohen and Jonathan Cohen, and the address of the principal business and of the principal office of each of the Foundation, the Partnership, the General Partner and each of the Trusts, is 1845 Walnut Street, 10th Floor, Philadelphia, PA, 19103.

(c)                Edward E. Cohen.  Edward Cohen is the Chairman of the Board and Chief Executive Officer of the Company, an independent developer and producer of natural gas and oil.

Edward Cohen is also Chairman of the Managing Board of Atlas Pipeline Partners GP, LLC (the general partner of Atlas Pipeline Partners, L.P., a publicly traded natural gas pipeline limited partnership); Chairman of Atlas Pipeline Holdings GP, LLC (a wholly owned subsidiary of the Company that is the general partner of Atlas Pipeline Holdings, L.P., a publicly traded limited partnership that owns Atlas Pipeline Partners GP, LLC); Chairman and Chief Executive Officer of Atlas Energy Resources, LLC (a developer and producer of natural gas and oil) and of its manager, Atlas Energy Management, Inc.; and Chairman of the Board of Brandywine Construction & Management, Inc. (a property management company).  In addition, Edward Cohen is the Chairman of the Board of Resource America, Inc., a specialized asset management company that uses industry specific expertise to evaluate, originate, service and manage investment opportunities in the commercial finance, real estate and financial fund management sectors.  Edward Cohen is also a director of Resource Capital Corp., a publicly traded real estate investment trust managed by Resource America, Inc.

Jonathan Z. Cohen.  Jonathan Cohen is Vice Chairman of the Board of the Company.

Jonathan Cohen is also Vice Chairman of the Managing Board of Atlas Pipeline Partners GP, LLC; Vice Chairman of Atlas Pipeline Holdings GP, LLC; and Vice Chairman of Atlas Energy Resources, LLC and of its manager, Atlas Energy Management, Inc.  In addition, Jonathan Cohen is a director, President and Chief Executive Officer of Resource America, Inc.  Jonathan Cohen is also Chief Executive Officer, President and a director of Resource Capital Corp.

(d)               During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 049298102	SCHEDULE 13D	Page 12 of 27

(e)                During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                Edward Cohen and Jonathan Cohen are each U.S. citizens.

ITEM 3.                   Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.  By virtue of the Voting Agreement (as defined below), the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Because the Reporting Persons may be deemed to be members of a group, each Reporting Person may be deemed to have acquired beneficial ownership of all shares of Common Stock that are beneficially owned by the other Reporting Persons.

Despite the above, each of the Reporting Persons disclaims that any other Reporting Person is a member of any group with any of the other Reporting Persons, and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person (except that the General Partner may be deemed to beneficially own the shares of Common Stock owned by the Partnership).

ITEM 4.                   Purpose of Transaction

Overview

On November 8, 2010, the Company concurrently entered into three transaction agreements:

•         an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Chevron Corporation, a Delaware corporation (“Chevron”), and Arkhan Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Chevron (“Merger Sub”), pursuant to which, among other things, subject to the terms and conditions thereof, Merger Sub will merge with the Company and the Company will become a wholly owned subsidiary of Chevron (the “Merger”);

•         a Transaction Agreement (the “AHD Transaction Agreement”), by and among the Company, Atlas Energy Resources, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“ATN”), Atlas Pipeline Holdings, L.P., a Delaware limited partnership and a majority-owned subsidiary of the Company (“AHD”), and Atlas Pipeline Holdings GP, LLC, a Delaware limited liability company, the general partner of AHD and a wholly owned subsidiary of the Company (“AHD GP”), pursuant to which, among other things, subject to terms and conditions thereof, (1) AHD will acquire the Company’s investment partnership business and certain other assets and assume certain liabilities in exchange for newly issued AHD common units and cash (the “AHD Sale”); (2) the Company will contribute AHD GP to AHD, so that AHD GP becomes a wholly owned subsidiary of AHD; (3) the limited partnership agreement of AHD will be amended and restated; and (4) the Company will distribute to its stockholders all the AHD common units that it holds, including the newly issued AHD common units that it receives in the AHD Sale (the “AHD Distribution”); and

CUSIP No. 049298102	SCHEDULE 13D	Page 13 of 27

•         a Purchase and Sale Agreement (the “Laurel Mountain Purchase Agreement” and, together with the AHD Transaction Agreement, the “Restructuring Agreements”), by and among the Company, ATN, Atlas Pipeline Partners, L.P., a Delaware limited partnership whose general partner is a wholly owned subsidiary of AHD (“APL”), and APL Laurel Mountain, LLC, a Delaware limited liability company and wholly owned subsidiary of APL (“APL Sub”), pursuant to which, subject to the terms and conditions thereof, ATN will acquire APL Sub’s 49% interest in Laurel Mountain Midstream, LLC, a Delaware limited liability company (the “Laurel Mountain Acquisition”), for cash.

The Company’s obligations to consummate the Merger, the AHD Sale, the AHD Distribution and the Laurel Mountain Acquisition are cross-conditioned (subject to permitted waiver) on the consummation of each other such transaction.

Merger Agreement

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the Company’s Common Stock will be converted into the right to receive $38.25 in cash.  In addition, immediately prior to the Merger, holders of the Company’s Common Stock will receive a pro rata distribution of all AHD common units owned by the Company (including AHD common units that it receives in the AHD Sale).  Based on the number of shares of the Company’s Common Stock outstanding as of November 2, 2010 (78,424,511), the number of AHD common units held by the Company as of such date (17,808,109) and the number of AHD common units to be issued to the Company pursuant to the AHD Transaction Agreement (23,379,384), approximately 0.525 AHD common units will be distributed in respect of each share of the Company’s Common Stock in the AHD Distribution.  If AHD common units are substituted for cash pursuant to the AHD Transaction Agreement as described below, such additional common units also will be distributed in the AHD Distribution and the Merger consideration will be $37.94 per share in cash.

The Merger is subject to the concurrent consummation of the transactions contemplated by the AHD Transaction Agreement and the Laurel Mountain Acquisition.  The Merger also is subject to customary closing conditions, including approval by the Company’s shareholders and the expiration or termination of the Hart-Scott-Rodino waiting period.  The Merger is not subject to Chevron’s receipt of financing or approval by Chevron’s shareholders.  There is no certainty that the Merger will be consummated.

The Company and Chevron have made customary representations and warranties in the Merger Agreement and agreed to customary covenants, including covenants requiring the Company to generally operate its business in the ordinary course prior to the closing of the Merger.  The Merger Agreement also prohibits the Company from soliciting competing acquisition proposals.  However, the Company may provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the Company’s board of directors determines that such acquisition proposal would reasonably be expected to lead to a “Superior Proposal” (as defined in the Merger Agreement).

CUSIP No. 049298102	SCHEDULE 13D	Page 14 of 27

The Merger Agreement includes customary termination rights, including a provision permitting either the Company or Chevron to terminate the Merger Agreement if the Merger is not consummated on or before September 30, 2011 (subject to the ability of either party to extend by 90 days under certain circumstances).

The Merger Agreement provides that the directors of Merger Sub upon the Effective Time, who shall have been appointed by at least a majority of the existing board of directors of the Company, shall remain the initial directors of the surviving corporation until their successors have been duly elected or appointed, or until their earlier death, resignation or removal.  The board of directors of the Company immediately prior to the Effective Time shall resign as of the Effective Time.  The Merger Agreement also provides that the officers of the Company at the Effective Time shall be the initial officers of the surviving corporation until their successors have been duly elected or appointed or until their earlier death, resignation or removal.

Pursuant to the Merger Agreement, the Amended and Restated Certificate of Incorporation of the Company shall at the Effective Time be amended and restated in full to read as set forth in Exhibit A to the Merger Agreement, and as so amended, shall thereafter be the certificate of incorporation of the surviving corporation.  At the Effective Time, the by-laws of Merger Sub shall be the bylaws of the surviving corporation, except as to the name of the surviving corporation, which shall be Arkhan Corporation.

If the Merger is consummated, the Common Stock of the Company will be delisted from the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

AHD Transaction Agreement

Subject to the terms and conditions of the AHD Transaction Agreement, at the closing of the transactions contemplated thereby (the “AHD Closing”), the Company will sell to AHD, and AHD will purchase from the Company, certain assets relating to (1) the Company’s investment partnership business, (2) the Company’s exploration, development and production activities conducted in Tennessee, Indiana and Colorado, certain shallow wells and leases in New York and Ohio, and certain well interests in Pennsylvania and (3) the ownership and management of investments in Lightfoot Capital Partners, L.P., and related entities.  AHD will assume all of the historical and future liabilities associated with such businesses.  At the AHD Closing, AHD will pay $30 million in cash and issue 23,379,384 new AHD common units to the Company.  In addition, at the AHD Closing, the Company will transfer to AHD an amount in cash equal to the amount of certain current liabilities being assumed by AHD.  In certain circumstances, AHD may be required to issue an additional 3,188,098 AHD common units in lieu of the cash portion of the consideration payable by AHD.

In addition to the sale described above and the AHD Distribution, the following transactions will occur at the AHD Closing:

CUSIP No. 049298102	SCHEDULE 13D	Page 15 of 27

•         the Company will contribute to AHD all of the equity interests in AHD GP, so that AHD will own its general partner following the AHD Distribution;

•         AHD will repay its outstanding promissory note to the Company, which currently is payable on demand by the Company and has an outstanding balance of approximately $34 million;

•         as described in the current report on Form 8-K filed by AHD on November 12, 2010 (the “AHD 8-K”), the limited partnership agreement of AHD and the limited liability company agreement of AHD GP will each be amended and restated; and

•         as described in the AHD 8-K, a new AHD equity plan will become effective.

AHD has obtained a commitment letter to finance the cash portion of the consideration payable pursuant to the AHD Transaction Agreement and the repayment of the promissory note to the Company.

The Company’s obligation to consummate the transactions contemplated by the AHD Transaction Agreement is subject to the satisfaction or waiver of the conditions to the consummation of the Laurel Mountain Acquisition and the satisfaction or waiver of the conditions to the consummation of the Merger.  The transactions contemplated by the AHD Transaction Agreement also are subject to other customary closing conditions, including at least 20 days having elapsed from the mailing of an information statement to AHD limited partners in respect of the Company’s approval by written consent, in its capacity as holder of a majority of the common units of AHD, of the amendment and restatement of the AHD limited partnership agreement, and the adoption of the new AHD equity plan.  The transactions contemplated by the AHD Transaction Agreement are not subject to AHD’s receipt of financing or approval by the Company’s shareholders or, given the approval by written consent, AHD’s limited partners.

The Company and AHD have made certain representations and warranties in the AHD Transaction Agreement, and agreed to certain covenants, including a two-year, mutual non-interference, non-solicitation and non-hire covenant.

The Company may terminate the AHD Transaction Agreement if the Merger Agreement is terminated.  The AHD Transaction Agreement also includes customary termination rights, including a provision permitting either the Company or AHD to terminate if the transactions contemplated by the AHD Transaction Agreement are not consummated on or before September 30, 2011 (with a possible extension in certain circumstances).

Employee Matters Agreement

In connection with entering into the AHD Transaction Agreement, the Company, AHD and AHD GP entered into an Employee Matters Agreement (the “EMA”).  Under the EMA, certain employees who currently are employed by the Company will be transferred to AHD in connection with the AHD Closing.  Certain pre-closing liabilities attributable to such transferred employees will generally be assumed by AHD and its post-closing affiliates.  AHD will be required to establish benefit plans for such transferred employees, including a 401(k) plan, and health and welfare benefit plans, as of the AHD Closing.

CUSIP No. 049298102	SCHEDULE 13D	Page 16 of 27

Laurel Mountain Purchase Agreement

The purchase price for the Laurel Mountain Acquisition is $403 million, subject to an adjustment based on certain capital contributions to and distributions from Laurel Mountain Midstream, LLC after January 1, 2011.

The Company’s obligation to consummate the Laurel Mountain Acquisition is subject to the satisfaction or waiver of the conditions to the consummation of the transactions contemplated by the AHD Transaction Agreement, and the satisfaction or waiver of the conditions to the consummation of the Merger.  The Laurel Mountain Acquisition is subject to obtaining the approval of the required lenders under APL’s credit agreement.  The Laurel Mountain Acquisition also is subject to customary closing conditions.  The Laurel Mountain Acquisition is not subject to the Company’s receipt of financing or approval by the Company’s shareholders or APL’s limited partners.

If the Company waives the closing condition in the Laurel Mountain Purchase Agreement that the conditions to the consummation of the Merger be satisfied or waived, and the Laurel Mountain Acquisition occurs but the Merger does not, and the Company subsequently sells some or all of the interest acquired in the Laurel Mountain Acquisition within one year of the closing of the Laurel Mountain Acquisition for an amount in excess of the purchase price, then the Company must pay 50% of such excess to APL.

The Company may terminate the Laurel Mountain Purchase Agreement if the Merger Agreement is terminated.  The Laurel Mountain Purchase Agreement also includes customary termination rights, including a provision permitting either the Company or APL to terminate if the Laurel Mountain Purchase Acquisition is not consummated on or before September 30, 2011 (with a possible extension in certain circumstances).

Voting Agreement

In connection with entering into the Merger Agreement, Edward Cohen, Jonathan Cohen, the Foundation, EEC Trust, BCZ Trust, the Family Trust and the Partnership (the “Stockholders”) entered into a Voting Agreement with Chevron and Merger Sub (the “Voting Agreement”), pursuant to which each Stockholder agreed to vote its Subject Shares (as defined therein):

(i)         in favor of (1) adopting the Merger Agreement, (2) the approval of any proposal to adjourn or postpone the meeting of the Company’s stockholders to consider the Merger Agreement to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which such meeting is held and (3) any other matter submitted to the holders of shares of Common Stock for approval that is necessary for the consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting; and

(ii)        against (1) any action (including any amendment to the Company’s certificate of incorporation or bylaws, as in effect on the date of the Voting Agreement), agreement or  transaction submitted to the holders of shares of Common Stock for approval that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect, in each case in any material respect, the consummation of the transactions contemplated by the Merger Agreement, (2) any Takeover Proposal (as defined in the Merger Agreement) and any action in furtherance of any Takeover Proposal submitted to the holders of shares of Common Stock for approval, (3) except as required pursuant to (i)(3) above, any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation, or winding up of or by the Company, or any other extraordinary transaction involving the Company (other than the Merger and the Restructuring Transactions (as defined in the Merger Agreement) and the other transactions contemplated by the Merger Agreement and the Restructuring Agreements), in each case that is submitted to the holders of shares of Common Stock for approval, (4) any action, proposal, transaction or agreement submitted to the holders of shares of Common Stock for approval that would reasonably be expected to result in a breach, in any material respect, of any covenant, representation or warranty, or any other obligation or agreement of such Stockholder under the Voting Agreement, and (5) any other action, proposal, transaction or agreement submitted to the holders of shares of Common Stock for approval that would reasonably be expected to result in the failure of any condition to the Merger set forth in Article VII of the Merger Agreement to be satisfied on or before the Outside Date (as defined in the Merger Agreement).

CUSIP No. 049298102	SCHEDULE 13D	Page 17 of 27

Each Stockholder granted Chevron an irrevocable proxy to vote its Subject Shares in accordance with the Voting Agreement.

The Voting Agreement provides that, except as provided under the Voting Agreement, each Stockholder shall not (nor permit any person under such Stockholder’s control to), directly or indirectly, (i) grant any proxies or powers of attorney with respect to the right to vote, rights of first offer or refusal, or enter into any voting trust or voting agreement or arrangement, with respect to any of such Stockholder’s Subject Shares, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) (each, other than pursuant to the Merger, a “Transfer”) any of such Stockholder’s Subject Shares, or (iii) enter into any contract providing for the direct or indirect Transfer of any of such Stockholder’s Subject Shares.

The Voting Agreement automatically terminates upon the earliest of (i) the termination of the Merger Agreement, (ii) in the event the Merger Agreement is amended such that any Stockholder would receive in respect of his or her shares of Common Stock in the Merger consideration that is different from the consideration to be received by holders of the Company’s Common Stock generally, the date of such amendment and (iii) the Effective Time.

The foregoing summaries of the Merger Agreement, AHD Transaction Agreement, EMA, Laurel Mountain Purchase Agreement, and the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the documents filed as Exhibits 2, 3, 4, 5 and 6, respectively, which are incorporated herein by reference.

CUSIP No. 049298102	SCHEDULE 13D	Page 18 of 27

Except as otherwise disclosed herein, no Reporting Person has any current plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.                   Interest in Securities of the Issuer

(a)                By virtue of the Voting Agreement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  Because the Reporting Persons may be deemed to be members of a group, each Reporting Person may be deemed to beneficially own all shares of Common Stock that are beneficially owned by the other Reporting Persons.  Accordingly, each Reporting Person may be deemed to beneficially own 4,936,919 shares of Common Stock, representing approximately 6.1% of the outstanding shares of Common Stock.

The number of shares that each Reporting Person may be deemed to beneficially own (4,936,919) consists of the following shares of Common Stock:  (i) 437,553 shares of Common Stock owned by Edward Cohen; (ii) 50,454 shares of Common Stock held in an IRA account of Betsy Cohen (the wife of Edward Cohen); (iii) vested options owned by Edward Cohen to acquire 1,307,500 shares of Common Stock; (iv) 643,000 shares of Common Stock owned by the Partnership; (v) 1,244,169 shares of Common Stock owned by the Foundation; (vi) 141,377 shares of Common Stock owned by EEC Trust; (vii) 129,295 shares of Common Stock owned by BZC Trust; (viii) 14,422 shares of Common Stock owned by the Family Trust; (ix) 74,313 shares of Common Stock owned by Jonathan Cohen; (x) 41,836 shares of Common Stock jointly owned by Jonathan Cohen and Julia Pershan Cohen (the wife of Jonathan Cohen); and (xi) vested options owned by Jonathan Cohen to acquire 853,000 shares of Common Stock.

Except as otherwise disclosed herein, Betsy Cohen does not beneficially own any shares of Common Stock.

The denominator used to calculate the percentage of the outstanding shares of Common Stock that each Reporting Person may be deemed to beneficially own (6.1%) is equal to the sum of (x) the number of shares of Common Stock outstanding as of November 4, 2010, as represented by the Company to Chevron in the Merger Agreement (which is 78,424,511 shares), plus (y) the number of shares issuable upon the exercise of vested options owned by the Reporting Persons that are referred to in the preceding paragraph (which is 2,160,500 shares).

The foregoing figures do not include the unvested options, phantom units and restricted stock units referred to in Item 6 of this Schedule 13D, which are not expected to vest within 60 days of the date of this Schedule 13D.  If such unvested options, phantom units and restricted stock units were included in the number of shares that each Reporting Person may be deemed to beneficially own and in the denominator used to calculate the percentage of the outstanding shares of Common Stock that each Reporting Person may be deemed to beneficially own, each Reporting Person may be deemed to beneficially own 6,671,825 shares of Common Stock, representing approximately 8.1% of the outstanding shares of Common Stock.

CUSIP No. 049298102	SCHEDULE 13D	Page 19 of 27

Despite the above, (I) each of the Reporting Persons disclaims that any Reporting Person is a member of any group with any of the other Reporting Persons, and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person (except that the General Partner may be deemed to beneficially own the shares of Common Stock owned by the Partnership) and (II) each of the Reporting Persons disclaims that Betsy Cohen, Daniel Cohen, Jeffrey Brotman or Julia Pershan Cohen is a member of any group with any of the Reporting Persons, and also disclaims beneficial ownership of any shares of Common Stock owned by Betsy Cohen, Daniel Cohen, Jeffrey Brotman or Julia Pershan Cohen (except that Jonathan Cohen may be deemed to beneficially own the 41,836 shares of Common Stock jointly owned by Jonathan Cohen and Julia Pershan Cohen).

(b)               The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference.  By virtue of the Voting Agreement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  Because the Reporting Persons may be deemed to be members of a group, each Reporting Person may be deemed to have shared voting power and shared dispositive power over each share of Common Stock beneficially owned by any of the Reporting Persons, or 4,936,919 shares of Common Stock, representing approximately 6.1% of the outstanding shares of Common Stock.  None of the Reporting Persons has sole voting power or sole dispositive power over any shares of Common Stock.

The foregoing figures do not include the unvested options, phantom units and restricted stock units referred to in Item 6 of this Schedule 13D, which are not expected to vest within 60 days of the date of this Schedule 13D.  If such unvested options, phantom units and restricted stock units were included in the number of shares that each Reporting Person may be deemed to beneficially own and in the denominator used to calculate the percentage of the outstanding shares of Common Stock that each Reporting Person may be deemed to beneficially own, each Reporting Person may be deemed to beneficially own 6,671,825 shares of Common Stock, representing approximately 8.1% of the outstanding shares of Common Stock.

Despite the above, (I) each of the Reporting Persons disclaims that any Reporting Person is a member of any group with any of the other Reporting Persons, and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person (except that the General Partner may be deemed to beneficially own the shares of Common Stock owned by the Partnership) and (II) each of the Reporting Persons disclaims that Betsy Cohen, Daniel Cohen, Jeffrey Brotman or Julia Pershan Cohen is a member of any group with any of the Reporting Persons, and also disclaims beneficial ownership of any shares of Common Stock owned by Betsy Cohen, Daniel Cohen, Jeffrey Brotman or Julia Pershan Cohen (except that Jonathan Cohen may be deemed to beneficially own the 41,836 shares of Common Stock jointly owned by Jonathan Cohen and Julia Pershan Cohen).

CUSIP No. 049298102	SCHEDULE 13D	Page 20 of 27

The Reporting Persons may be deemed to share voting power and dispositive power over certain shares of Common Stock with Betsy Cohen, Daniel Cohen, Jeffrey Brotman and Julia Pershan Cohen.

Betsy Z. Cohen.  The business address of Betsy Cohen is Cira Center, 2929 Arch Street, 17th floor, Philadelphia, PA 19104.  Betsy Cohen is the Chairman of the Board of Trustees of RAIT Financial Trust (“RAIT”), a self-managed and self-advised Maryland real estate investment trust with its principal executive offices at 2929 Arch Street, 17th Floor, Philadelphia, PA 19104.  Mrs. Cohen is also the Chairman of the Board and Chief Executive officer of The Bancorp Bank (“Bancorp Bank”), a commercial bank; a director and Chief Executive Officer of The Bancorp, Inc. (“Bancorp”), a publicly held registered bank holding company for Bancorp Bank; and a director of Aetna, Inc. (an insurance company).

Daniel G. Cohen.  The business address of Daniel Cohen is Cira Center, 2929 Arch Street, 17th floor, Philadelphia, PA 19104.  Daniel Cohen is the Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of Cohen & Company Inc., an investment firm specializing in credit-related fixed income investments with its principal executive offices at 2929 Arch Street, 17th Floor, Philadelphia, PA 19104.  Daniel Cohen also is the Chairman of the Board of Managers, Chief Executive Officer and Chief Investment Officer of Cohen Brothers; the Chairman of Cohen Financial Group, Inc.; a director of Star Asia, a joint venture investing in Asian commercial real estate; a director of Muni Funding Company of America, LLC, a company investing in middle-market non-profit organizations; and the Chairman of the Board of Directors of Bancorp.

Jeffrey F. Brotman.  The business address of Jeffrey Brotman is 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103.  Jeffrey Brotman is an Executive Vice President of Resource America, Inc., with its principal executive offices at One Crescent Drive, Suite 203, Navy Yard Corporate Center, Philadelphia, PA 19112.  Mr. Brotman is also an Adjunct Professor at the University of Pennsylvania Law School.

Julia Pershan Cohen.  The address of Julia Pershan Cohen is 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103.  Julia Pershan Cohen is not currently employed.

During the last five years, none of Betsy Cohen, Daniel Cohen, Jeffrey Brotman or Julia Pershan Cohen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of Betsy Cohen, Daniel Cohen, Jeffrey Brotman or Julia Pershan Cohen has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violations with respect to such laws.  Betsy Cohen, Daniel Cohen, Jeffrey Brotman and Julia Pershan Cohen are each U.S. citizens.

CUSIP No. 049298102	SCHEDULE 13D	Page 21 of 27

(c)                None of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

(d)               The information set forth in Items 2(a), 5(a) and 5(b) of this Schedule 13D is incorporated herein by reference.

(e)                N/A.

ITEM 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2(a), 4, 5(a) and 5(b) of this Schedule 13D is incorporated herein by reference.  Edward Cohen is the husband of Betsy Cohen, and is the father of Jonathan Cohen and Daniel Cohen.  Jonathan Cohen is the husband of Julia Pershan Cohen.

Each of Edward Cohen and Jonathan Cohen owns unvested options to acquire shares of Common Stock, phantom units and restricted stock units that are expected to vest as set forth below:

Edward Cohen

Options to purchase 150,000 shares	50% vests on January 29, 2011 50% vests on January 29, 2012
174,000 phantom units	100% vests on January 24, 2011
Options to purchase 435,000 shares	100% vests on January 24, 2011
Options to purchase 220,000 shares	25% vests on February 8, 2011 25% vests on February 8, 2012 25% vests on February 8, 2013 25% vests on February 8, 2014
86,059 restricted stock units	25% vests on February 8, 2011 25% vests on February 8, 2012

CUSIP No. 049298102	SCHEDULE 13D	Page 22 of 27

25% vests on February 8, 2013 25% vests on February 8, 2014

Jonathan Cohen

Options to purchase 120,000 shares	50% vests on January 29, 2011 50% vests on January 29, 2012
87,000 phantom units	100% vests on January 24, 2011
Options to purchase 174,000 shares	100% vests on January 24, 2011
Options to purchase 220,000 shares	25% vests on February 8, 2011 25% vests on February 8, 2012 25% vests on February 8, 2013 25% vests on February 8, 2014
68,847 restricted stock units	25% vests on February 8, 2011 25% vests on February 8, 2012 25% vests on February 8, 2013 25% vests on February 8, 2014

Except as otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons, or between any Reporting Person and any person with respect to any securities of the Company.

ITEM 7.                   Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, by and among each of the Reporting Persons as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, dated as of November 17, 2010.
Exhibit 2:

Agreement and Plan of Merger, by and among Chevron Corporation, Arkhan Corporation and Atlas Energy, Inc., dated November 8, 2010 (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 3:

Transaction Agreement, by and among Atlas Energy, Inc., Atlas Energy Resources, LLC, Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.2 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 4:

Employee Matters Agreement, by and among Atlas Energy, Inc., Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.3 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 5:

Purchase and Sale Agreement, by and among Atlas Pipeline Partners, L.P., APL Laurel Mountain, LLC, Atlas Energy, Inc. and Atlas Energy Resources, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 6:

Voting Agreement, by and among Chevron Corporation, Arkhan Corporation and the stockholders listed therein, dated as of November 8, 2010 (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

CUSIP No. 049298102	SCHEDULE 13D	Page 23 of 27

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 17, 2010

By:  /s/ Edward E. Cohen__________________
        Edward E. Cohen

By:  /s/ Jonathan Z. Cohen_________________
        Jonathan Z. Cohen

Arete Foundation

By:  /s/ Edward E. Cohen___________________
Name: Edward E. Cohen
Title: Trustee

Edward E. Cohen Trust U/A/O October 7, 1999

By:  /s/ Jeffrey Brotman______________________
Name: Jeffrey Brotman
Title: Trustee

Betsy Z. Cohen Trust U/A/O October 7, 1999

By:  /s/ Jeffrey Brotman______________________
Name: Jeffrey Brotman
Title: Trustee

The 2010 Cohen Family Trust

By:  /s/ Jeffrey Brotman______________________
Name: Jeffrey Brotman
Title: Trustee

CUSIP No. 049298102	SCHEDULE 13D	Page 24 of 27

Solomon Investment Partnership, L.P.

By:  Isidore Corporation
Its:   General Partner

By:  _/s/ Edward E. Cohen__________________
Name: Edward E. Cohen
Title: President

Isidore Corporation

By:  _/s/ Edward E. Cohen__________________
Name: Edward E. Cohen
Title: President

CUSIP No. 049298102	SCHEDULE 13D	Page 25 of 27

INDEX OF EXHIBITS

Exhibit 1:	Joint Filing Agreement, by and among each of the Reporting Persons as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, dated as of November 17, 2010.
Exhibit 2:

Agreement and Plan of Merger, by and among Chevron Corporation, Arkhan Corporation and Atlas Energy, Inc., dated November 8, 2010 (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 3:

Transaction Agreement, by and among Atlas Energy, Inc., Atlas Energy Resources, LLC, Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.2 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 4:

Employee Matters Agreement, by and among Atlas Energy, Inc., Atlas Pipeline Holdings, L.P. and Atlas Pipeline Holdings GP, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.3 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 5:

Purchase and Sale Agreement, by and among Atlas Pipeline Partners, L.P., APL Laurel Mountain, LLC, Atlas Energy, Inc. and Atlas Energy Resources, LLC, dated November 8, 2010 (incorporated by reference to Exhibit 2.4 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

Exhibit 6:

Voting Agreement, by and among Chevron Corporation, Arkhan Corporation and the stockholders listed therein, dated as of November 8, 2010 (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by Atlas Energy, Inc. on November 12, 2010 (Commission File No. 001-32169)).

CUSIP No. 049298102	SCHEDULE 13D	Page 26 of 27

EXHIBIT 1

This AGREEMENT dated as of November 17, 2010, by and among Edward E. Cohen, Jonathan Z. Cohen, Arete Foundation (the “Foundation”), Edward E. Cohen Trust U/A/O October 7, 1999 (the “EEC Trust”), Betsy Z. Cohen Trust U/A/O October 7, 1999 (the “BZC Trust”), The 2010 Cohen Family Trust (the “Family Trust”), Solomon Investment Partnership, L.P. (the “Partnership”) and Isidore Corporation (the “General Partner”).

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Edward E. Cohen, Jonathan Z. Cohen, the Foundation, EEC Trust, BCZ Trust, the Family Trust, the Partnership and the General Partner hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13D relating to their ownership of the Common Stock of Atlas Energy, Inc. and hereby further agree that said Statement shall be filed on behalf of Edward E. Cohen, Jonathan Z. Cohen, the Foundation, EEC Trust, BCZ Trust, the Family Trust, the Partnership and the General Partner.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

By:  /s/ Edward E. Cohen__________________
        Edward E. Cohen

By:  /s/ Jonathan Z. Cohen_________________
        Jonathan Z. Cohen

Arete Foundation

By:  /s/ Edward E. Cohen___________________
Name: Edward E. Cohen
Title: Trustee

CUSIP No. 049298102	SCHEDULE 13D	Page 27 of 27

Edward E. Cohen Trust U/A/O October 7, 1999

By:  /s/ Jeffrey Brotman___________________________________
Name: Jeffrey Brotman
Title: Trustee

Betsy Z. Cohen Trust U/A/O October 7, 1999

By:  /s/ Jeffrey Brotman___________________________________
Name: Jeffrey Brotman
Title: Trustee

The 2010 Cohen Family Trust

By:  /s/ Jeffrey Brotman___________________________________
Name: Jeffrey Brotman
Title: Trustee

Solomon Investment Partnership, L.P.

By:  Isidore Corporation
Its:   General Partner

By:  /s/ Edward E. Cohen__________________
Name: Edward E. Cohen
Title: President

Isidore Corporation

By:  /s/ Edward E. Cohen__________________
Name: Edward E. Cohen
Title: President